CHEMICAL FINANCIAL CORPORATION



04009951

P.E. 12/31/03

RECD S.E.C.
MAR - 8 2004

ARS

PROCESSED
MAR 09 2004
THOMSON FINANCIAL

FORWARD *thinking*

2003 Summary Annual Report

Contents



At Chemical Financial Corporation "forward thinking" means more than just keeping an eye on the future. It represents our commitment to continually seek enhancements, efficiencies, growth and "value added" services. Each of these improvements allows us to strengthen our relationship with customers and shareholders.

FORWARD *thinking*

"Forward thinking" means more than integrating the newest technologies or embracing the latest innovations. It requires us to continually reinforce our community banking philosophy, which emphasizes a commitment to local decision making, personalized service and the enhancement of our communities.

Our "forward thinking" has played an integral role in growing our Company both in asset size and shareholder value for the past 29 years. As you review this year's annual report, we believe you will see evidence of this characteristic as we continue to build for the future.

2003 HIGHLIGHTS

The year 2003 marked the 29th consecutive year of both increased operating earnings and cash dividends. Net income in 2003 was $55.7 million, up 1.4% over 2002 net income of $54.9 million. Earnings per share in 2003 were $2.35, up 1.7% over 2002 earnings per share of $2.31.

Return on average assets in 2003 was 1.56% compared to 1.55% in 2002.

Return on average equity in 2003 was 12.7% compared to 13.5% in 2002.

Shareholders' equity increased $27.7 million, or 6.4% during 2003 to $458 million as of December 31, 2003. Tangible shareholders' equity represented 10.5% of total assets as of year-end. Book value per share increased 5.9% during 2003 to $19.25 per share as of December 31, 2003.

Total assets increased $140 million, or 3.9% during 2003, to $3.71 billion as of December 31, 2003.

Cash dividends per share in 2003 were $1.00, up 9.4% over 2002 cash dividends per share of $.91.

On December 1, the Corporation completed the acquisition of Caledonia Financial Corporation, a one-bank holding company headquartered in Caledonia, Michigan, with total assets of $211 million, total loans of $184 million and total deposits of $171 million as of that date.



Chemical Financial Corporation is the fourth largest bank holding company headquartered in Michigan. The Company's four subsidiary banks operate 133 branch offices and two loan production offices spread over 33 counties in the lower peninsula of Michigan.

Selected Financial Data

Five-Year Summary

	Years Ended December 31				
	2003	2002	2001	2000	1999
Operating Results (In thousands)					
Net interest income	**$139,772**	$145,692	$130,068	$114,908	$111,504
Provision for loan losses	**2,834**	3,765	2,004	1,587	963
Noninterest income	**39,094**	34,534	31,873	25,495	24,220
Operating expenses	**91,923**	93,526	94,597	78,294	74,546
Net operating income[1]	**55,716**	54,945	49,800	40,801	40,459
Net income	**55,716**	54,945	42,723	40,801	40,459
Per Share Data[2]					
Net income					
Basic	**$ 2.35**	$ 2.32	$ 1.81	$ 1.73	$ 1.70
Diluted	**2.35**	2.31	1.80	1.72	1.69
Net operating income[1]					
Basic	**2.35**	2.32	2.11	1.73	1.70
Diluted	**2.35**	2.31	2.10	1.72	1.69
Cash dividends declared and paid	**1.00**	.91	.87	.80	.72
Book value at end of period	**19.25**	18.17	16.48	15.17	13.91
Market value at end of period	**36.39**	30.59	28.67	21.09	26.70
Shares outstanding at end of period (In thousands)[2]	**23,801**	23,684	23,640	23,592	23,680
At Year End (In thousands)					
Assets	**$3,708,888**	$3,568,649	$3,488,306	$3,047,388	$2,903,612
Loans	**2,481,275**	2,074,942	2,182,541	1,848,630	1,711,570
Deposits	**2,967,236**	2,847,272	2,789,524	2,443,155	2,354,656
Federal Home Loan Bank borrowings	**155,373**	157,393	167,893	116,806	111,025
Shareholders' equity	**458,049**	430,339	389,456	357,910	329,398
Average Balances (In thousands)					
Assets	**$3,578,678**	$3,538,599	$3,213,561	$3,000,505	$2,868,323
Interest-earning assets	**3,381,083**	3,325,572	3,026,296	2,813,073	2,675,669
Loans	**2,222,704**	2,088,395	1,996,803	1,771,306	1,618,566
Deposits	**2,868,180**	2,825,975	2,582,480	2,431,954	2,355,876
Federal Home Loan Bank borrowings	**151,183**	162,332	132,103	107,215	84,993
Shareholders' equity	**439,178**	406,762	369,829	340,181	329,244
Financial Ratios					
Return on average assets – net income	**1.56%**	1.55%	1.33%	1.36%	1.41%
Return on average assets – net operating income[1]	**1.56**	1.55	1.55	1.36	1.41
Return on average equity – net income	**12.7**	13.5	11.6	12.0	12.3
Return on average equity – net operating income[1]	**12.7**	13.5	13.5	12.0	12.3
Net interest margin	**4.18**	4.44	4.38	4.18	4.27
Efficiency ratio[3]	**50.9**	51.3	52.0	54.7	53.9
Average shareholders' equity to average assets	**12.3**	11.5	11.5	11.3	11.5
Cash dividends paid per share to diluted net income per share	**42.6**	39.4	48.3	46.5	42.6
Tangible equity to assets	**10.5**	11.0	10.1	11.1	10.7
Total risk-based capital	**16.6**	18.6	17.4	21.1	22.0
Credit Quality Statistics					
Allowance for loan losses to total loans	**1.34%**	1.48%	1.42%	1.45%	1.53%
Nonperforming loans as a percent of total loans	**.46**	.35	.60	.47	.30
Nonperforming assets as a percent of total assets	**.47**	.32	.40	.31	.19
Net loans charged off as a percent of average loans	**.15**	.20	.08	.05	.05

[1]Net operating income differs from net income by excluding merger and restructuring expenses of $7.1 million, or $.30 diluted earnings per share, on an after-tax basis incurred in 2001.
[2]Adjusted for stock dividends and stock splits.
[3]Total operating expenses, excluding merger and restructuring expenses of $9.2 million (pre-tax basis) incurred in 2001, divided by the sum of net interest income (fully taxable equivalent) and noninterest income.

MESSAGE *to our shareholders*



Aloysius J. Oliver (back) and David B. Ramaker (front)

Growth. Stability. Tradition. Alone, these words indicate a strength that inspires confidence. Collectively, they represent a proven strategy for success. Our commitment to community banking continues to serve as the foundation for every decision, and made 2003 another eventful year. Positioning the Corporation for future growth and opportunities, the acquisition of Caledonia Financial Corporation combined with a year of technological enhancements highlight 2003. Growth also necessitated the purchase of additional office space to accommodate our operations in Midland. Growth and opportunity aside, we continue to maintain our commitment to the community banking philosophy of personalized customer service. Community banking is the foundation of our organization, which enables our growth and allows us, for the twenty-ninth consecutive year, to announce increased operating earnings and cash dividends.

Net income for 2003 was $55.72 million, an increase of 1.4% over net income of $54.95 million reported for 2002. Net income per fully diluted common share was $2.35, an increase of 1.7% over per share net income of $2.31 reported for the previous year. The return on average assets was 1.56% for the year, while the return on average equity was 12.7%. These returns were 1.55% and 13.5%, respectively, in 2002. These results, along with all financial discussions, include the operating results generated by the State Bank of Caledonia ("Caledonia") since the acquisition closed on December 1, 2003.

Each year, a number of factors drive the resulting net income. In 2003, our performance was attributed to an increase in noninterest income and lower operating expenses. These items were partially offset by a decrease in net interest income.

The increase in noninterest income can be credited to a rise in service charges on deposit accounts and gains on the sale of investment securities. Investment security gains were taken in an effort to take advantage of the slope in the yield curve and assisted in adjusting our earning asset mix. This change resulted in a larger portion of earning assets being repositioned into our highest earning category, loans. By all published accounts, the refinance of mortgages was at an all-time high during 2003. However, rather than sell all new loan originations to the secondary market, we opted to add a portion to our loan portfolio. Mortgage banking revenue continued at a historically high, although slightly decreased from the prior year level, due in part to the adjustment of our earning asset mix.

As our shareholders have come to expect, we continued our tradition of closely monitoring expenses. Our efficiency ratio continued to improve to 50.9% in 2003 from 51.3% in 2002.

The decrease in net interest income is a direct result of a weak economy and the resulting low interest rate environment. The low interest rate environment resulted in our loans and investments repricing downward by a greater margin and more frequently than our deposits, which were already near historic lows. Our net interest income is similar to the "gross profit" line in a typical financial statement. It represents the profit margin attributable to our loans, investments and deposits and, therefore, is the result of our managing interest rate risk and margin. Net interest income comprises over 75% of our net revenue and, subsequently, our ability to manage this risk plays a significant role in the financial success of the Corporation.

Despite the weakness of the economic recovery, the credit quality of our loan portfolio continues to be strong. Net loan charge-offs to average loans improved to .15% in 2003 versus .20% in 2002. Nonperforming assets and watch list credits, excluding Caledonia, have declined by

Continued on next page ...

Caledonia Financial Highlights

With our recent purchase of Caledonia Financial Corporation, we continue our practice of stable growth through carefully considered acquisitions.

Caledonia Financial's strong performance was reflected in its returns on assets and equity. At the time of acquisition, Caledonia Financial reported year-to-date returns of 1.74% on average assets and 17.41% on average equity. Its tangible equity to assets was 9.69%.

Caledonia Financial offered an excellent acquisition opportunity for Chemical Financial. Caledonia Financial's share price at purchase was 15.2 times its last 12 months earnings per share.

"We are pleased to continue the expansion of our operations in West Michigan with the purchase of Caledonia Financial. Caledonia is a strong-performing bank and an excellent fit for our organization."

Lori A. Gwizdala
Executive Vice President,
CFO and Treasurer
Chemical Financial Corporation



over $9 million or 22%. Including Caledonia, these combined loan quality indicators still decreased $1.9 million or 5%. The allowance for loan losses as a percentage of total loans was 1.34%, compared to 1.48% a year ago. This decrease is attributable to an increase in total loans by 19.6% in 2003. We are pleased with the overall improvement in the credit quality of our loan portfolio.

A strong capital position continues to provide us with the opportunity to acquire financial institutions, purchase branches or establish new branches that either enhance existing markets or open new markets. Accordingly, we believe proper management of our capital alone provides the single greatest opportunity for growth and increased return to our shareholders.

In 2003, our capital position allowed us to execute an all cash purchase of Caledonia Financial Corporation. We were pleased to be able to close this transaction on December 1st, as it was immediately accretive to earnings. We believe Caledonia is a strong performing bank and an excellent strategic fit for our organization. Caledonia offers traditional banking products through four branch locations in the greater Grand Rapids and Kalamazoo marketplaces. Combined with previous acquisitions in Western Michigan, this acquisition adds to the Corporation's base in this attractive growth market. For more information on this transaction, please refer to the right margin on page 7.

During the second quarter of 2004, we expect to restructure Caledonia into our current community banking structure. We expect offices located in Caledonia, Middleville and Dutton will become part of Chemical Bank West – Grand Rapids. These three locations will assist in strengthening our branch system in the Grand Rapids marketplace. We anticipate the final office, located in Kalamazoo, will join existing branches of Chemical Bank Shoreline creating a new community bank at Chemical Bank

Shoreline. This development will help us fortify our ability to service customers in the greater Kalamazoo area.

2003 was a significant year for the building of our technology infrastructure. Expansion of our wide area network, mainframe computer and new image capturing technology are just a few of the enhancements installed by our Data Services division. These enhancements enabled the operating system conversion of Chemical Bank Shoreline, placing all of the Corporation's banking subsidiaries on one platform. The conversion was completed during the fourth quarter and marks the single largest system conversion by the Company. From a shareholder perspective, the conversion will now allow us to incorporate further efficiencies in our daily operations.

Operating space has been an issue at the corporate office for some time. The consolidation of backroom operations has moved numerous functions and people to our headquarters. In 2003, we purchased the Downtown Office Center, a 35,000 square foot building located in downtown Midland. During the fourth quarter of 2003, Chemical Bank and Trust Company's Trust and Investment Management department moved into the first floor of this space, allowing that department, for the first time, to be located in one common area. While this facility is not attached to our current building, it provides access to space that we expect we will grow into over time.

Chemical Bank's Trust and Investment Management area has experienced significant growth over the past five years. With a multitude of products and services, they are truly able to service the investment needs of all customers. For more information on this department, refer to the margin.

We have traditionally selected strong and innovative partners to assist us in expanding our collection of quality products and services to

Continued on next page . . .

Trust and Investment Management Provides Value-Added Asset Management Services

For customers seeking the advantage of professional asset management, the Trust and Investment Services Group offers a comprehensive range of asset management services and retirement options, as well as investment opportunities that range from no-load mutual funds to team-based multiple investment managers.

Asset management services are conveniently available throughout Michigan from locations in St. Joseph, Grand Rapids, Bay City and our expanded new facilities in the Midland Downtown Office Center.

During 2003, assets under management grew at an unprecedented rate and ended the year at an all-time high of $2.15 billion, with a 6% increase in revenues.

"We have a highly-trained professional staff that provides experienced, courteous and dependable service, customized to meet the individual requirements of our customers."

Bruce Groom
Executive Vice President
Senior Trust Officer
Chemical Bank and Trust Company

CHEMICAL BANK℠
Trust and Investment Management Services

customers. For non-traditional investment and insurance products, we attempt to select partners that believe in personalized and value added service. During 2003, we changed our broker/dealer partnership at CFC Investment Center to PrimeVest. This organization exclusively services financial institutions, with over 600 financial institutions currently comprising their client list. Their ability to provide improved customer support to both clients and investment representatives makes them an appropriate "fit" with our organization.

The Sarbanes-Oxley Act of 2002 ("Sarbanes") continues to play a major role in the development of new policies and procedures within the Corporation. During 2003, several provisions under Sarbanes were either finalized or revised by the Securities and Exchange Commission as they continue to strengthen reporting procedures for publicly traded companies. The SEC revisions further define corporate responsibility, increase public disclosure of information and improve the quality of financial reporting. Additionally, these provisions strengthen the penalties for violations of law and other unethical and illegal behavior.

While it is the responsibility of the Board of Directors to oversee the enforcement of rules and regulations under Sarbanes, implementation of these rules rests solely with executive management. It is our responsibility to certify financial statements, provide management assessments and reports on internal controls of financial reporting, and enforce a code of ethics that governs the actions of senior financial officers. Although many of these initiatives are extremely comprehensive, they were easy to embrace as they are simply sound business practices.

During 2003, we created two new charters in the areas of corporate governance and compensation and revised a third charter related to audit activities. Our long-standing commitment to high ethical standards enabled us to respond to the principles of Sarbanes with confidence, knowing that we were reaffirming values and beliefs historically embraced by the Corporation. To ensure the Corporation maintains the appropriate level of ethical standards in its operations, a Corporate Governance and Nominating Committee comprised solely of independent directors was established. This committee is charged with providing assistance to the Board of Directors in fulfilling its responsibility to shareholders by ensuring that we are operating under applicable rules and regulations relating to the Company's corporate governance.

In accordance with our Directors Retirement Policy, the following directors retired from service to the Corporation in April 2003: Ronald Zile of Chemical Bank Shoreline; and from our Community Bank Boards in Bay City and Grand Rapids, Donald L. Pietz, Donald L. Wiltse, Harry Mika, Wallace Riley and Carl Rossi. The leadership provided by all of these individuals has been greatly appreciated and will be missed.

We are extremely pleased with the achievements of 2003 and believe that they will play a significant role in positioning the Corporation for future growth. These accomplishments would not have been possible without the dedication, hard work and support of our directors, officers and employees. With a foundation firmly embedded in community banking, we will continue to further our commitment to helping our customers and communities prosper and grow. For you, our shareholder, we believe that translates into shareholder value. This equation has provided us with 29 years of growth and will be the key to maintaining that prosperity in the years to come.

Sincerely,

Aloysius J. Oliver
Chairman of the Board

David B. Ramaker
President and Chief Executive Officer

CFC Investment Center Offers Full Service Investing

In 2003, we expanded and improved our CFC Investment Center service offerings to include a full suite of investment vehicles delivered with the highest level of personal service and professional expertise.

The CFC Investment Center gives you access to world-class financial products – mutual funds, annuities and insurance – with the convenience of local banking.

Your CFC Investment Executive can help you design the right strategy to meet your financial objectives. Every Investment Executive is NASD-registered and highly qualified to advise you on retirement planning, investing and planning for your family's long-term needs.

"At CFC Investment Center, we're committed to listening to your needs, providing solutions and delivering excellence. Our goal is to provide you with a comprehensive financial resource."

James R. Milroy
Executive Vice President,
COO and Secretary
Chemical Financial Corporation

CFC INVESTMENT CENTER

INNOVATION & tradition

In the financial services industry, staying up to speed on the latest banking products and changes in technology can mean the difference between success and failure. Our customers expect it and the market demands it.

At Chemical Financial Corporation, we embrace innovation while keeping our feet firmly planted in our community banking tradition. Because of this, we are able to make smart choices about our future, choices that benefit our customers and employees, as well as increase shareholder value.

The ability to strike that delicate balance between innovation and tradition is the hallmark of a robust and resourceful company. It's a proven strategy for success that Chemical Financial Corporation has proudly achieved for 29 years ... and counting.



Traditional teller banking with a personal touch is still popular at Chemical Bank branch offices. But it's not a 9 to 5 world anymore and people want their financial institutions to provide additional service options. Chemical Bank customers can get greater convenience, speed and access through Direct Deposit, ATM, Bank-by-Phone and Bank-by-Computer systems.


JOHN SMITH
123 MAIN STREET
ANYTOWN, MI 48000
1522
CHEMICAL BANK
CHEMKEY
CHEM
Debit
5516 8601 1234
04/06
JOHN SMITH
MasterCard

While payment with cash and checks remains widespread and strong, debit card use accounted for 31% of all purchase activity in 2003 and is expected to grow steadily. Over 48,000 Chemical Bank customers enjoy the convenience of using a debit card.

INCREASING SHAREHOLDER VALUE BY ...

Using a Proven Strategy for Success

GROWTH & stability

In a perfect world, every investment would realize positive returns, every financial decision would be sound and every opportunity risk-free. In other words, it would be a world of guaranteed growth and stability.

It's certainly not a perfect world, but Chemical Financial Corporation tries its best to make it one for our investors, customers and employees. We have increased net operating income every year since 1974 while remaining committed to the communities we serve and the people who serve them.

Our goal is to continue delivering stable growth to our investors by balancing opportunity and risk. It's not a flashy or exciting investment strategy. But it is one you can rely on to give you the resources you'll need to create your own perfect world.



Our new downtown office center located on Main Street in Midland. The 35,000 square foot facility, acquired in 2003, will provide space to house our current staff as well as accommodate future growth.



One of the hallmarks of stable financial growth is the ability to deliver dependable returns. Chemical Financial shareholders have enjoyed a consistent average dividend yield over the past five years of about 3.2%.

INCREASING SHAREHOLDER VALUE BY ...

Balancing Opportunity and Risk

TECHNOLOGY & personal service

Technology is a wonderful thing. It helps us work faster and more efficiently. It can increase productivity, improve accuracy and reduce costs. It can also become a digital barrier between a business and its customers.

At Chemical Financial Corporation, wise investments in technology have helped us deliver positive returns to our shareholders year after year. But we also know that an equally important reason for our success is a friendly face and a warm handshake.

In the end, it's a balance of technology and personal service that forms the basis of strong customer relationships. That is truly where people become our most important asset. Because a happy customer is a loyal customer. And a loyal customer, like a loyal friend, has value beyond measure.


CHEMICAL BANK

Chemical Bank's ChemConnect II system allows our customers to bank on their own schedule. Anytime. Anywhere. Customers can access their accounts and perform a wide variety of tasks over the phone or via the Internet in a secure banking environment.



Chemical Bank employee Lee Mann assists Midland's Independence Village senior resident Lila Weaver with her banking transactions. Mobile branches such as this one are just part of our commitment to personal service in our hometown communities.

INCREASING SHAREHOLDER VALUE BY ...

Improving Customer Relationships

PERFORMANCE & values

In today's business climate, you might think trust, integrity and honesty have gone the way of rotary phones and manual typewriters. There are those who believe values and ethics just get in the way of success ... and they couldn't be more wrong.

Anyone who tells you strong financial performance and solid values don't mix hasn't taken a close look at Chemical Financial Corporation. We've always played by the rules because, for us, it is the only acceptable way to win. It's a game plan that has led to 29 straight years of profitability for our shareholders.

We know performance and values are inseparable because there are no short-cuts to success. Hard work and sound decision-making are the only way to earn your trust: one investor at a time, one customer at time, one day at time.



From left to right: **Thomas W. Kohn**, President and CEO, Chemical Bank West, **John A. Reisner**, President and CEO, Chemical Bank and Trust Company, **James E. Tomczyk**, President and CEO, Chemical Bank Shoreline

Chemical Financial operates under a regional management structure that encourages local, hands-on administration. We nurture a corporate culture that is dedicated to the success of our shareholders, customers and hometown communities while maintaining the highest standards of conduct and corporate governance.



Our steadfast commitment to hard work, ethical behavior and sound decision-making is not simply a value statement. It is a way of doing business that has produced positive results for Chemical Financial shareholders.

INCREASING SHAREHOLDER VALUE BY ...

Earning Your Trust

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

	2003	Years Ended December 31 2002 (In thousands, except per share data)	2001
Interest income	$185,037	$211,044	$219,250
Interest expense	45,265	65,352	89,182
Net Interest Income	139,772	145,692	130,068
Provision for loan losses	2,834	3,765	2,004
Net interest income after provision for loan losses	136,938	141,927	128,064
Noninterest Income			
Service charges on deposit accounts	16,935	14,002	10,838
Trust services revenue	6,794	6,405	6,544
Other charges and fees for customer services	6,605	7,131	7,157
Mortgage banking revenue	6,954	7,513	6,370
Other	1,806	(517)	964
Total noninterest income	39,094	34,534	31,873
Operating Expenses			
Salaries, wages and employee benefits	54,480	54,168	48,258
Occupancy	7,921	7,590	6,898
Equipment	8,045	8,391	7,722
Merger and restructuring charge	-	-	9,167
Other	21,477	23,377	22,552
Total operating expenses	91,923	93,526	94,597
Income before income taxes	84,109	82,935	65,340
Federal income taxes	28,393	27,990	22,617
Net Income	$ 55,716	$ 54,945	$ 42,723
Net Income per Share			
Basic	$2.35	$2.32	$1.81
Diluted	2.35	2.31	1.80
Cash Dividends per Share	1.00	.91	.87

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

	December 31 2003	 2002
	(In thousands)	
Shareholders' Equity at Beginning of Year	$430,339	$389,456
Comprehensive income:		
Net income	55,716	54,945
Net change in unrealized gains on investment securities available for sale, net of tax	(8,057)	7,291
Cash dividends paid	(23,691)	(21,648)
Shares issued – stock option plan	5,071	512
Shares issued – director stock purchase plan	182	191
Repurchase of shares	(1,511)	(408)
Shareholders' Equity at End of Year	$458,049	$430,339

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	December 31	
	2003	2002
	(In thousands)	
Assets		
Cash and due from banks	$ 131,184	$ 148,112
Federal funds sold	25,900	69,900
Interest-bearing deposits with unaffiliated banks	5,107	53,135
Investment securities:		
Available for sale	728,499	858,744
Held to maturity	193,363	269,238
Total investment securities	921,862	1,127,982
Loans:		
Commercial	405,929	327,438
Real estate construction	138,280	108,589
Real estate commercial	628,815	481,084
Real estate residential	767,199	648,042
Consumer	541,052	509,789
Total loans	2,481,275	2,074,942
Less: Allowance for loan losses	33,179	30,672
Net loans	2,448,096	2,044,270
Premises and equipment	49,616	42,767
Intangible assets	76,846	40,489
Accrued income and other assets	50,277	41,994
Total Assets	$3,708,888	$3,568,649
Liabilities and Shareholders' Equity		
Deposits:		
Noninterest-bearing	$ 532,752	$ 475,933
Interest-bearing	2,434,484	2,371,339
Total deposits	2,967,236	2,847,272
Interest payable and other liabilities	36,706	29,433
Federal Home Loan Bank borrowings	155,373	157,393
Other borrowings – short term	91,524	104,212
Total liabilities	3,250,839	3,138,310
Shareholders' equity	458,049	430,339
Total Liabilities and Shareholders' Equity	$3,708,888	$3,568,649

SEC FILING CERTIFICATION

The Sarbanes-Oxley Act of 2002 was designed to remedy deficiencies in corporate governance and accounting practices that became apparent in the wake of accounting scandals at a number of large public companies. The Act has resulted in broad corporate and accounting reform for public companies and their accounting firms.

Several provisions of the Act require that the Chief Executive Officer and the Chief Financial Officer of a public company certify that, among other things, each financial report filed with the Securities and Exchange Commission complies with the requirements of the securities laws, the information in each report is accurate and contains no material omissions, the financial information in each report fairly presents, in all material respects, the financial condition, results of operations and cash flows of the company, and the certifying officers have implemented disclosure controls and procedures designed to provide reasonable assurance regarding the reliability of financial reporting. We have provided all of the certifications when and as required by the Act for each financial report that Chemical filed with the Securities and Exchange Commission after the Act became effective.

We believe strong corporate governance and accounting practices are critical to Chemical's success and continued growth.

David B. Ramaker
President and Chief Executive Officer

Lori A. Gwizdala
Executive Vice President, Chief Financial Officer and Treasurer

REPORT OF ERNST & YOUNG LLP *(Independent auditors)*

We have audited, in accordance with auditing standards generally accepted in the United States, the consolidated statements of financial position of Chemical Financial Corporation and subsidiaries as of December 31, 2003, and 2002, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2003 (not presented separately herein), and in our report dated January 30, 2004, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated financial statements is fairly stated in all material respects in relation to the consolidated financial statements from which it has been derived.

Ernst & Young LLP

Detroit, Michigan
January 30, 2004

During 2003, the Corporation achieved record profitability of $55.7 million, or $2.35 per share, and grew total assets to $3.7 billion, despite historically low interest rates and overall economic weakness. Loan refinancing remained strong during 2003 due to the low interest rate environment. The Corporation was successful in keeping its nonperforming loans and net loan charge-offs well below its peer group of banks with assets between $3 and $5 billion. A summary discussion of the Corporation's financial results during 2003 is presented below.

NET INCOME

Net income for 2003 was $55.7 million, up 1.4% over 2002 net income of $54.9 million. Diluted earnings per share for the same periods were $2.35 and $2.31, respectively. Net income was up year over year due to an increase in noninterest income, a lower provision for loan losses and lower operating expenses. These amounts were partially offset by a decrease in net interest income. Each of these categories is explained in further detail below.

NET INCOME
(in thousands of dollars)


30,000
40,459
40,801
42,723
54,945
55,716
99
00
01
02
03

NET INTEREST INCOME

Net interest income is the difference between interest income on interest-earning assets and interest expense on deposits and other borrowings used to fund those assets. Net interest income is the primary source of revenue and, therefore, the single most important component in analyzing the results of the Corporation's operations. Net interest income comprised 78.1% of net revenues in 2003 compared to 80.8% in 2002.

For 2003, net interest income was $139.8 million, a decrease of $5.9 million, or 4.1%, from 2002 net interest income of $145.7 million.

The decrease from the prior year was primarily due to a lower net interest margin. The lower net interest margin in 2003 was a result of the Corporation's yield on its loan and investment portfolios decreasing more than the cost of its deposits, particularly time deposits and borrowings.

Net interest margin for 2003 was 4.18% compared to 4.44% in 2002. While the Federal Reserve Board's Open Market Committee lowered the Discount and Federal Funds rates only once in 2003, the weakness of the overall economy lowered market interest rates to their lowest levels in forty years. The continuation of the historically low overall interest rate environment caused average interest-earning assets to reprice downward by 89 basis points during the year as these assets were refinanced or matured. However, interest rates on deposits, which were already historically low at the beginning of the year, did not reprice downward by as much as the interest-earning assets.

NET INCOME PER SHARE
(Diluted – in dollars)


1.69
1.72
1.80
2.31
2.35
1.00
99
00
01
02
03

The impact on net interest income from the lower net interest margin during 2003 was partially offset by the growth in average balances and changes in the mix of interest-earning assets. Total interest-earning assets increased $56 million in 2003 compared to 2002. The favorable impact from the change in mix was due to average loans in 2003 increasing by $134 million, while lower yielding federal funds sold and interest-bearing deposits with unaffiliated banks decreased by $52 million and $33 million, respectively.

PROVISION FOR LOAN LOSSES

The provision for loan losses was $2.83 million in 2003 and $3.77 million in 2002. The Corporation experienced net loan charge-offs of $3.35 million in 2003 and $4.09 million in 2002. The decrease in the provision for loan losses in 2003 compared to 2002 was partially attributable to the decrease in net loan charge-offs. Total net loan charge-offs as a percentage of total loans also decreased in 2003 to .15% from .20% in 2002.

NONINTEREST INCOME

Noninterest income during 2003 was $39.1 million, an increase of $4.6 million, or 13.2%, over the prior year. The Corporation realized significant increases in two categories of noninterest income: service charges on deposit accounts and investment securities gains.

Service charges on deposit accounts were up $2.9 million, or 20.9%, to $16.9 million. The increase was primarily attributable to higher levels of customer activity in areas where fees and service charges are applicable.

Investment securities gains increased by $2.1 million in 2003, primarily due to sales of $123 million in investment securities. The Corporation sold a portion of the investment securities in an effort to reposition the investment securities portfolio and to partially fund loan growth. The majority of the Corporation's loan growth in 2003 was funded through maturities of investment securities. In 2002, investment securities losses were incurred primarily due to $.83 million in losses on equity securities. As part of this amount, the Corporation recorded a $.47 million write-down to market value of certain equity securities, as the Corporation projected that the decline in the market value of these securities was "other than temporary."

Mortgage banking revenue remained strong at $6.95 million in 2003. During 2003, residential mortgage loan interest rates reached lows not seen in decades resulting in strong loan refinancing activity. This refinancing activity slowed considerably in late 2003 as market interest

TOTAL ASSETS
(December 31 – in millions of dollars)


2,000
2,904
3,047
3,488
3,569
3,709
99
00
01
02
03

rates began to rise. The Corporation generally sells the majority of its long-term fixed interest rate residential real estate loan originations in the secondary market as a part of its interest rate risk management strategy. However, during 2003, the Corporation added approximately $150 million of residential loan originations with maturities of fifteen years to its loan portfolio. This decision was part of the strategy undertaken to maintain its residential loan portfolio and to preserve net interest income. Consequently, mortgage banking revenue declined slightly in 2003 as compared to 2002. Mortgage banking revenue was $.6 million, or 7.4% lower in 2003 than in 2002. During 2003, the Corporation sold $409 million of residential real estate loans in the secondary market, compared to $501 million in 2002. Mortgage banking revenue is expected to be lower in 2004 than in 2003, as mortgage interest rates are not projected to be lower in 2004 than in 2003.

LOAN COMPOSITION
(December 31, 2003)



- Real Estate Residential Loans **30.9%**
- Real Estate Commercial Loans **25.3%**
- Real Estate Construction Loans **5.6%**
- Consumer Loans **21.8%**
- Commercial Loans **16.4%**

OPERATING EXPENSES

Operating expenses in 2003 decreased $1.6 million, or 1.7%, compared to 2002. The decrease in operating expenses was attributable to lower Michigan single business taxes, lower professional fees and lower miscellaneous expenses. These decreases were partially offset by increases in personnel costs and occupancy expenses.

Personnel costs remained the single largest component of operating expenses in 2003 and 2002. Personnel costs, including employee benefits, were up $.3 million, or .6%. Normal wage increases and higher pension plan expenses were mostly offset by lower health insurance costs. During 2003, the Corporation received $.6 million of rebates from its health insurance carriers relating to premium adjustments.

The Corporation's 2003 efficiency ratio, which measures total operating expenses divided by the sum of net interest income (fully taxable equivalent) and noninterest income was 50.9%, compared to 51.3% in 2002. The improvement was primarily due to lower operating expenses.

FINANCIAL POSITION

Total assets at December 31, 2003 were $3.71 billion, an increase of $140 million, or 3.9%, from year-end 2002.

Total loans increased $406 million, or 19.6%, to $2.48 billion at December 31, 2003. The increase in loans was primarily due to growth in residential and commercial real estate loans. During 2003, residential real estate loans increased $119 million, or 18.4%, resulting from the Corporation shifting its strategy from selling all loans with maturities of fifteen years in the secondary market to adding the majority of these loan originations to its portfolio. Real estate commercial loans increased $148 million, or 30.7%, due partially to increased emphasis on growing these loans in its banking market areas. The composition or loan mix changed in 2003 most notably in commercial real estate and consumer loans. Commercial real estate as a percent of total loans increased from 23.2% at December 31, 2002 to 25.3% at December 31, 2003. Consumer loans as a percent of total loans decreased from 24.6% at December 31, 2002 to 21.8% at December 31, 2003.

BOOK VALUE PER SHARE
(December 31 – in dollars)



10.00
13.91
15.17
16.48
18.17
19.25
99
00
01
02
03

Total deposits were $2.97 billion at December 31, 2003, an increase of $120 million, or 4.2%, from December 31, 2002.

The growth in total assets, loans and deposits was largely attributable to the acquisition of Caledonia, which added $211 million to total assets, $184 million to total loans and $171 million to total deposits.

CREDIT QUALITY

The management of credit risk is a fundamental component of the Corporation's business. The Corporation maintains a conservative loan policy and strict credit underwriting standards, as well as strong administrative, reporting and loan review controls. These fundamentals are strengthened by the Corporation's practice to generally make loans only in those markets served by its subsidiary community banks. While nonperforming loans increased during 2003, our lending practices have resulted in the Corporation continuing to maintain strong credit quality. Net loan charge-offs to average loans were .15% in 2003, compared to .20% in 2002. The decrease in net loan charge-offs was primarily in the consumer loan category. Nonperforming loans were $11.3 million, or .46% of total loans, at December 31, 2003, compared to $7.3 million, or .35% of total loans, at December 31, 2002. The acquisition of Caledonia Financial Corporation added approximately $1.9 million in nonperforming loans. The majority of the increase in the Corporation's nonperforming loan ratio was due to a larger number and dollar amount of commercial loans being past due at year-end. Impaired loans were $5.5 million at December 31, 2003 compared to $2.3 million at December 31, 2002. At December 31, 2003, the allowance for loan losses as a percent of loans was 1.34%, compared with 1.48% a year ago.

CAPITAL

Capital provides the foundation for future growth and expansion. Shareholders' equity was $458 million as of December 31, 2003, up $27.7 million, or 6.4%, from December 31, 2002. The majority of the increase was due to retained net income. During 2003, the Corporation repurchased 52,000 shares of its common stock at an average price per share of $29.06. At December 31, 2003, the Corporation's stock repurchase program had 361,779 remaining authorized shares. Tangible shareholders' equity represented 10.5% of total assets at December 31, 2003, and the Corporation's total risk-based capital ratio was 16.6% as of that date. The Corporation's book value per share increased 5.9% to $19.25 at December 31, 2003 from $18.17 at December 31, 2002.

SHAREHOLDER DIVIDENDS

The Corporation declared and paid cash dividends of $1.00 per share in 2003, a 9.4% increase over 2002 cash dividends paid. Over the past five years, cash dividends per share have increased at an average annual compound rate of 8.3% and the year 2003 marked the twenty-ninth consecutive year of increased cash dividends to shareholders.

CASH DIVIDENDS PER SHARE
(in dollars)



.72
.80
.87
.91
1.00
.00
99
00
01
02
03

Directors & Officers



Chemical Bank and Trust Company

CHEMICAL FINANCIAL CORPORATION

OFFICERS

DAVID B. RAMAKER
President and
Chief Executive Officer

LORI A. GWIZDALA
Executive Vice President,
Chief Financial Officer and
Treasurer

JAMES R. MILROY
Executive Vice President,
Chief Operating Officer and
Secretary

SENIOR VICE PRESIDENT

THOMAS H. PETERSEN

FIRST VICE PRESIDENTS

TARI E. DETZLER
KENNETH W. JOHNSON
JANET M. McGUIRE
GLENN SWEENEY
JOSEPH W. TORRENCE
DAVID P. VERMILYE

VICE PRESIDENTS

W. BRIAN BEALL
KIMBERLEE R. BUTCHER
DAVID D. COBB
DUANA R. McCULLOCH
ROBERT E. SUTTON
KEVIN TWARDY

ASSISTANT VICE PRESIDENTS

SANDRA BARGERON
JONATHAN P. BUSHEY
DEBORAH L. GARVIE
MARY G. GREEN
THEODORE J. GROENING
CHERYL HASSEN-SWARTHOUT
JAMES D. HUBINGER
PAVEL KONECNY
CHRISTINE J. LAWSON

MANAGERS

BRENDA J. HAVENS
CLEOFELYNN HUGO
MARSHA MOORE
MONICA A. SANGER
DARLENE R. SLATER
CAROL D. WIERMAN

EXECUTIVE ASSISTANT TO THE PRESIDENT & CEO

MICHELLE M. PILASKE

CHEMICAL BANK AND TRUST COMPANY

DIRECTORS

GARY E. ANDERSON
Chairman and
Chief Executive Officer
Dow Corning Corporation

JAMES A. CURRIE
Investor

DALE T. DEAN
Retired
4-D Builders Supply, Inc.

RICHARD DEAN DOHERTY
President, Doherty
Operating Corporation

MICHAEL L. DOW
Investor

DR. DAVID E. FRY
President
Northwood University

KATHLEEN FUCE-HOBOHM
President
SPACE, Inc.

RICHARD A. HAZLETON
Retired Chairman
Dow Corning Corporation

MICHAEL T. LAETHEM
Farm Depot, LLC

TERENCE F. MOORE
President and
Chief Executive Officer
MidMichigan Health

ALOYSIUS J. OLIVER
Chairman, Chemical
Financial Corporation

HERBERT F. PENHORWOOD
Retired
Universal Electric

FRANK P. POPOFF
Retired Chairman, President
and Chief Executive Officer
The Dow Chemical
Company

DAVID B. RAMAKER
President and Chief
Executive Officer, Chemical
Financial Corporation

JOHN A. REISNER
President and
Chief Executive Officer

GARY S. SMITH, MD
Midland Family Physicians,
P.C.

WILLIAM S. STAVROPOULOS
Chairman and Chief
Executive Officer
The Dow Chemical
Company

THOMAS H. TABOR
President
Herman Hiss & Co.

DIRK D. WALTZ
Owner, Dirk Waltz
Buick-Olds-Jeep, Inc.

LAWRENCE J. WASHINGTON, JR.
Corporate Vice President,
Environmental Health &
Safety, Human Resources
and Public Affairs
The Dow Chemical
Company

HONORARY DIRECTORS

ALAN W. OTT
Director Emeritus
Retired, Chemical Financial
Corporation

DIRK B. WALTZ
Retired, Dirk Waltz Buick-Olds-Jeep, Inc.

COMMUNITY BANK BOARDS OF DIRECTORS

BAY CITY

HOWARD M. BARRIGER
Teacher, Standish Sterling
High School
President, Barriger Builders

KARL N. EDMONDS
President, Au-Tow, Inc.

LORI A. GWIZDALA
Executive Vice President,
Chief Financial Officer and
Treasurer, Chemical
Financial Corporation

THOMAS A. JOHNSON
President
Serenus Johnson & Son
Construction Co., Inc.

JOHANNE M. LUTH
Owner/Operator
McDonalds' Restaurants
Bay, Tuscola and Huron
Counties

OTIS L. McKINLEY, D.D.S.
Dentist

DOMINIC MONASTIERE
Community Bank President

DAVID S. RAMSAY
Owner, Lee/Ramsay
Funeral Home

JOHN A. REISNER
President and Chief
Executive Officer, Chemical
Bank and Trust Company

ROBERT D. SAROW
Attorney at Law
Learman, Peters, Sarow &
McQuillan

GARY D. STEADMAN
Retired
Gary D. Steadman, Inc.

THOMAS H. TABOR
Chairman –
Community Bank Board
President
Herman Hiss & Co.

CARO

GARY J. CREWS
Attorney, Ransford and
Crews

LORI A. GWIZDALA
Executive Vice President
Chief Financial Officer and
Treasurer, Chemical
Financial Corporation

DOUGLAS H. HERRINGSHAW
Community Bank President

CARL O. HOLMES
Retired

MARVIN J. KOCIBA
Farm Owner and Operator

MICHAEL T. LAETHEM
Chairman –
Community Bank Board
Farm Depot, LLC

DEBBIE LEITCH
President
Chippi Enterprises, Inc.

KENNETH G. McLAREN
Retired, Insurance Agency
Owner

RICHARD B. RANSFORD
President, Ransford
Funeral Home, Inc.

JOHN A. REISNER
President and Chief
Executive Officer, Chemical
Bank and Trust Company

PATRICIA J. ROGGENBUCK
Secretary
Helena Valley Farms

GLEN H. TOWNLEY
Owner, Harbor Beach
Insurance Agency

K. MICHAEL WEAVER
Pharmacist

ROBERT V. WISCHMEYER
Farm Product Sales

CLARE

JOHN M. BICKNELL
Retired Retailer

DAVID D. CLARKE
Crop Farmer

VINCENT L. DEMASI
Owner, Clare Hardware

RICHARD DEAN DOHERTY
Chairman –
Community Bank Board
President, Doherty
Operating Corporation

DENNIS J. LAFLEUR
Retired

MARK D. MANN
Broker, Red Oak Realty

CLAY MAXWELL
Owner, Maxwell Seed Farms

RICHARD M. MOSER
Owner, Woods Household
Furniture & Appliances

BETTY M. MUSSELL
Community Volunteer

JOSEPH F. MYERS
President, Myers for Tires

WILLIAM C. ODYKIRK
Retired, Ody Enterprises

DAVID B. RAMAKER
President and Chief
Executive Officer, Chemical
Financial Corporation

JOHN A. REISNER
President and Chief
Executive Officer, Chemical
Bank and Trust Company

MARK D. RUHLE
Community Bank President

OWOSSO

WADE V. ALDERMAN
President, Alderman's Inc.

MARGARET S. GULICK
President Emeritus
Memorial Healthcare Center

JOHN F. HARRISON
Community Bank President

HERBERT F. PENHORWOOD
Chairman –
Community Bank Board
Retired Industrialist
MagneTek

DAVID B. RAMAKER
President and Chief
Executive Officer, Chemical
Financial Corporation

JOHN A. REISNER
President and Chief
Executive Officer, Chemical
Bank and Trust Company

DAVID R. WAKELAND
President
Wakeland Oil Company

THOMAS R. WRIGHT
President and
Chief Executive Officer
Williams Gun Sight Co.

ST. LOUIS

PAUL BADER
President
Bader & Sons Co., Inc.

DANIEL L. DOEPKER
President, Mid-West
Building Distributors, Inc.

JOHN A. REISNER
President and Chief
Executive Officer, Chemical
Bank and Trust Company

WILLIAM C.
THIEMKEY, DO
Physician

BRADLY E. VIBBER
Senior Vice President

JAMES F. WAGAR
Vice Chairman
Playbuoy Pontoon
Manufacturing, Inc.

OFFICERS

DAVID B. RAMAKER
Chairman

JOHN A. REISNER
President and Chief
Executive Officer

BRUCE M. GROOM
Executive Vice President
and Senior Trust Officer

WILLIAM C. LAUDERBACH
Executive Vice President
and Senior Investment
Officer

COMMUNITY BANK
PRESIDENTS

JOHN F. HARRISON
DOUGLAS H.
HERRINGSHAW
DOMINIC MONASTIERE
MARK D. RUHLE

SENIOR VICE PRESIDENTS

JAMES A. ALLEN
JAMES E. BOLTON
DENNIS P. GILKEY
ROBERT L. HARDY
CHARLES F. KINNEY
RICHARD L. LAUER
RODNEY R. LOOMIS
LARRY M. NOBLE
JAMES P. RAFFENAUD
ROBERT S. RATHBUN
BRADLY E. VIBBER
ROBERT M. WOLAK

SENIOR VICE PRESIDENTS
AND TRUST OFFICERS

SCOTT M. A. BORK
JUDE T. PATNAUDE
GLENN W. PIETENPOL

VICE PRESIDENTS

CARL R. AHEARN
ORVIL A. BEECHER
HOLLY J. BICKHAM
MICHAEL F. BOICE
JOANN M. BURGESS
ROBERT O. BURGESS, JR.
ROBERT W. BURNS
FELICIA M. CARR
ALAN C. CHRISTENSEN
G. THOMAS CIMBALIK
MICHAEL D. DEBO
RANDY L. HORTON
MARVIN N. ITTNER
NITA L. JONES
STEVEN J. KINGSBURY
LAWRENCE LAGROW
DONALD D. LEVI
DONNA S. McAVOY
GALE L. MIELENS
TAMMY L. MILLER
PATRICIA A. NELLIS
ROSE PUTNAM
ROBERT B. STAFFORD
TAMARA J. SWINSON
MARY JO TOPORSKI

VICE PRESIDENTS AND
TRUST OFFICERS

JAMES A. BLANCHARD
PAMELA J. DOLEZAN
DAVID L. FARKAS
KIRK W. FISHER
HERBERT E. HARDY
DANIEL P. McKUNE
GUY D. MERRIAM
JAMES E. WELCH
ROBERT WHITING

ASSISTANT VICE
PRESIDENTS

CHARLES AMBLE
CHARLOTTE L. ANSPAUGH
BETH BRICK
CHARLES L. BROWN
BARBARA M. BUCSI
PAMELA J. CARRIER
THEOLA CLEVELAND
STEPHANIE COOPER
P. JOSEPH DALY
ELAINE DUNKLE
JUSTIN EBEL
BRENT D. GETTEL
ROBIN R. GROVE
LINDA C. HALL
JEFFREY MACKIE
KATHLEEN C. MARQUARDT
VERA M. MARSHALL
SANDRA A. METZGER
SHERRY A. MIZER
DEBORAH K. MORGAN
SUZANNE E. NEERING
SELENA NOBLE
LYNN C. PAVLICHEK
DAVID T. PRAWDZIK
JEAN M. SAXON
RONALD D. SCHWEIGERT
SHERRYL M. SEELEY
BARBARA E. SLAGEL
LINDA K. SMITH
MARK J. STEINKE
LORI STOUT
JANET D. THANE
WILLIAM R. TILLEN
PEGGY L. TUCKER
SANDRA TURK
SANDRA A. WACKERLE
ROBERT J. WALTERS
CHERYL D. WILDER
CAROLYN M. WYMORE

ASSISTANT VICE
PRESIDENTS
AND TRUST OFFICERS

SHELLY L. CAUFIELD
ALLEN L. FRY, JR.
NORMA KENDALL
RUDOLPH R. RADOSA, JR.
DEBORA RITTENBURG
ROBERT ROMANO
CHERYL L. WHITMAN

TRUST OFFICERS

JAN E. GORDON
JOANNA L. KOBIAZ
DAWN M. MARQUISS
PATRICIA T. MORRIS
MARK SOVEREEN

ASSISTANT TRUST
OFFICER

DIANE M. SCHWEIGERT

BUSINESS DEVELOPMENT
OFFICER

RICHARD YPMA

ASSISTANT CASHIERS

TONYA M. BLAKE
BETTE M. BURTON
HOLLY A. CHAMBERS
BEVERLY COPELAND
SANDRA K. CUMMINS
DAWN DRYER
HILDA FLETCHER
MARIA FRANEK
JOEL HUGO
RANDALL S. KIENBAUM
MARY ANN KNAPP
TINA M. LEHMANN
WENDEE LEWIS
LEE MANN
VICKI MAZURE
SUSAN M. MILLER
JANA L. MOORE
KATHY M. PERKINS
SUSAN L. PRYOR
CAROL A. ROWELL
KATHI ROWELL
ALETA SAXTON
LINDA K. SOVIS
HARRIET L. STOPYAK
RENEE WARNER
KATHY M. WENZEL
KEITH A. WENZEL
SUE E. WHITE
KAREN L. WOOD
SHARON YODER
RONALD ZIMMERMAN

BUILDING AND
MAINTENANCE OFFICER

RICK ARCHER



Chemical Bank Shoreline

CHEMICAL BANK SHORELINE

DIRECTORS

J. DANIEL BERNSON
President
The Hanson Group

ARTHUR J. BOLT
Retired

DONALD G. BRASCHLER
Owner
Golden Brown Bakery

LOUIS A. DESENBERG
Attorney
Desenberg & Colip

RONALD L. HARTGERINK
Retired

THOMAS T. HUFF
Attorney At Law
Thomas T. Huff P.C.

L. RICHARD MARZKE
Chairman and Chief
Executive Officer
Pri-Mar Petroleum, Inc.

JAMES R. MILROY
Executive Vice President
Chief Operating Officer and
Secretary, Chemical
Financial Corporation

GENE E. MOON
President
Signature Automotive, Inc.

CALVIN D. PRINS
Owner
Prins Construction and
Development, LLC

DAVID B. RAMAKER
President and Chief
Executive Officer
Chemical Financial
Corporation

DAN L. SMITH
Retired

JAMES E. TOMCZYK
President and Chief
Executive Officer

JACK H. TOWNSEND
Retired/Consultant

JOSEPH A. WASSERMAN
Chief Executive Officer
Lakeland Regional Health
Systems

COMMUNITY BANK BOARDS OF DIRECTORS

HOLLAND

DAVID M. BROWN
Community Bank President

GARY FEENSTRA
Superintendent of Schools
Zeeland Public Schools

FLOYD JOUSMA
President, Precision Metal
Products, Inc.

RONALD LUDEMA
President
Tulip City Air Service, Inc.

CALVIN D. PRINS
Owner
Prins Construction and
Development, LLC

DAVID B. RAMAKER
President and Chief
Executive Officer
Chemical Financial
Corporation

JAMES E. TOMCZYK
President and Chief
Executive Officer
Chemical Bank Shoreline

DR. CLARE
VAN WIEREN, DDS
West Michigan Oral and
Maxillofacial Surgery, PC

MARSHALL

JUDITH A. BOROWITZ
Community Bank President

RONALD J. DeGRAW
Attorney, Schroeder,
DeGraw, Kendall, Mayhall,
DeGraw & Dickerson

WILLIAM C. LAUDERBACH
Executive Vice President
and Senior Investment
Officer, Chemical Bank and
Trust Company

PETER T. MITCHELL
President, Albion College

ARLIN E. NESS
President, Starr
Commonwealth Schools

Directors & Officers

JOYCE J. SPICER
Community Health Coordinator, Family Health Center of Albion

WILLIAM K. STOFFER
Chairman and Chief Executive Officer, Albion Machine and Tool Company

JEOFFREY A. THORREZ
President, Concord Manufacturing Company

JAMES E. TOMCZYK
President and Chief Executive Officer
Chemical Bank Shoreline

JACK H. TOWNSEND
Chairman –
Community Bank Board
Retired/Consultant

NILES

LEONARDO AMAT
Community Bank President

LOUIS A. DESENBERG
Chairman
Community Bank Board
Attorney at Law
Desenberg & Colip

MICHAEL DREHER
President
Modineer Company

TODD FRANKLIN
President
Franklin and Son

DAVID B. RAMAKER
President and Chief Executive Officer
Chemical Financial Corporation

DR. ILENE SHEFFER
Vice Chancellor, Indiana University, South Bend

PETER SMITH
Attorney At Law
Peter Smith Law Office

JAMES E. TOMCZYK
President and Chief Executive Officer
Chemical Bank Shoreline

SCOTT TYLER
Vice President/General Manager, General Motors Division, Tyler Automotive

NORRIS YOUNG
Agricultural Business

OFFICERS

DAVID B. RAMAKER
Chairman

JAMES E. TOMCZYK
President and Chief Executive Officer

COMMUNITY BANK PRESIDENTS

LEONARDO AMAT
JUDITH A. BOROWITZ
DAVID M. BROWN

EXECUTIVE VICE PRESIDENTS

ROBERT K. BURCH
JOSEPH S. CALVARUSO
WILLIAM IDONI

SENIOR VICE PRESIDENTS

GARY A. DOLEZAN
JEFFREY N. MARSHALL
GARY D. TESKE

VICE PRESIDENTS

MARK R. ARNEMANN
TERI E. FOGEL
MARK D. KEECH
LYNN M. KERBER
TIMOTHY MERKER
DENNIS D. MILLER
MARK A. MONTROSS
RANDY REIMERS
RICHARD K. REMUS
SALLY A. RIETVELD
LAURIE SOREN
EILEEN TONEY
REBECCA L. VETTEL
WAYNE A. WALDEN
MANFRED WALGRAM
TIMOTHY B. WALLING

ASSISTANT VICE PRESIDENTS

JACQUALYN F. BETZ
CONNIE A. BOHN
SHERRY L. BUNCH
BART J. HAMLIN
SANDRA KRAEMER
JOANNE M. KRETTEK
JETHROW D. KYLES, SR.
BARBARA W. MECHEM
JANEECE E. MINOTT
LARRY P. MORROW
JENNIFER POSTELLO
DIANE RAMIREZ
PEGGY ROBERTS
RONALD T. SCHRAMM
STACEY L. STEPHENS
STEPHANIE TIMMER
ROBERT W. VAN LANGEVELDE
JEFFREY S. VAN NOORD
LORI WALLACE
LAURA WATKINS
ANGELA J. WELLS
MEGAN YORE-NORBEY

BANK OFFICERS

JAMES H. ARCHER
STACIE L. BAKKE
KATHY BOWER
CARLEY M. CLARK
SUSAN DEUR
MARIA L. DIAZ
BARBARA K. FISHER
ELLARENE L. FORD
ANGELA E. HANKS
SHAWN D. HISLE
DIANNE E. HOLLENBECK
DENIS KANTAUSKAS
BARBARA KEITH
SHARON D. KETCHUM
SUSAN L. LAYER
ELICE MENEAR
PATRICIA L. MILLER
TODD OBREN
JANET F. PERLSTEIN
PANKAJ S. RAJADHYAKSHA
GARY R. SMITH
JENNIFER E. STORTZ
MICHAEL STROHAUER
SUE TECKLEBURG
RANDI L. UTTER
JOANNE VOTH
WILLIAM WHITE
JULIE L. WILHELM
JENNIFER L. WILLIAMS
SHARON A. WYSINGER

CHEMICAL BANK WEST

DIRECTORS

JOHN BOOKWALTER
President, Bookwalter Motor Sales, Inc.

NANCY BOWMAN
Co-Owner
Bowman & Rogers, PC

WILLIAM L. CAREY
Attorney At Law
Senior Member, Carey & Jaskowski, PLLC

HAROLD CNOSSEN
Prosperous Farms

GARY COPP
Owner
Carson City Lumber Co.

LORI A. GWIZDALA
Executive Vice President, Chief Financial Officer and Treasurer, Chemical Financial Corporation

RICHARD D. HACKER
Owner, Hacker's Yamaha & Honda

THOMAS W. KOHN
President and Chief Executive Officer

RONALD MOHNKE
Mohnke Funeral Homes, Inc.


CHEMICAL
BANK WEST

Chemical Bank West

DAVID B. RAMAKER
President and Chief Executive Officer, Chemical Financial Corporation

ROBERT J. STEPHAN
President and Chief Executive Officer, SecureOne Benefit Administrators, Inc.

FRANKLIN C. WHEATLAKE
Chairman
Wheatlake Enterprises

JOHN H. ZWARENSTEYN
President, Chief Executive Officer and Owner, Gemini Corporation

COMMUNITY BANK BOARD OF DIRECTORS

BIG RAPIDS

ALAN S. BENGRY
Owner–Pharmacist
Holihan's Drug Store

JOHN CURRIE
President, Currie's Amoco

THOMAS W. KOHN
President and Chief Executive Officer
Chemical Bank West

KARL W. LINEBAUGH
Community Bank President

JAMES R. MILROY
Executive Vice President Chief Operating Officer and Secretary, Chemical Financial Corporation

RONALD MOHNKE
Chairman –
Community Bank Board
Mohnke Funeral Homes, Inc.

LINDA L. H. MYERS
Superintendent
Morley Stanwood Schools

WILLIAM R. PRUITT
President, Pruitt-Livingston Funeral Home

DAVID B. RAMAKER
President and Chief Executive Officer, Chemical Financial Corporation

DANIEL R. SLATE
Certified Public Accountant
Hendon & Slate, P.C.

FRANKLIN C. WHEATLAKE
Chairman
Wheatlake Enterprises

JOSEPH M. WOLSCHLEGER, MD
Internal Medicine

CADILLAC

NANCY BOWMAN
Chairperson –
Community Bank Board
Co-Owner
Bowman & Rogers, PC

HAROLD CNOSSEN
Prosperous Farms

WAYNE EVERETT
President
Whitetail Realty

JOHN GERNAAT
Gernaat Family Farms

JAMES B. HINKAMP
Community Bank President

THOMAS W. KOHN
President and Chief Executive Officer
Chemical Bank West

JOHN A. REISNER
President and Chief Executive Officer
Chemical Bank and Trust

WILLIAM RZEPKA
President
Cadillac Credit Bureau

MAYNARD THOMPSON
President
Baker College - Cadillac

GRAND RAPIDS

RICHARD L. BISHOP
President, Jurgens & Holtvluwer Mens Store, Inc.

THOMAS D. DeYOUNG
Owner and President
DeYoung and Associates

BRUCE M. GROOM
Executive Vice President and Senior Trust Officer, Chemical Bank and Trust Company

JACOB HAISMA
Owner, Jacob Haisma Builders, Inc.

THOMAS W. KOHN
President and Chief Executive Officer, Chemical Bank West

DAVID B. RAMAKER
President and Chief Executive Officer, Chemical Financial Corporation

ROBERT J. STEPHAN
Chairman –
Community Bank Board
President and
Chief Executive Officer
SecureOne Benefit
Administrators, Inc.

JOHN H. ZWARENSTEYN
President, Chief Executive
Officer and Owner, Gemini
Corporation

GRAYLING

WILLIAM L. CAREY
Chairman –
Community Bank Board
Attorney At Law
Senior Member, Carey &
Jaskowski, PLLC

JERRY M. DeWITT
Chairman –
The Brook, Inc.

RICHARD D. HACKER
Owner, Hacker's
Yamaha & Honda

ROBERT JANSEN
Owner, Jansen
Plumbing & Heating

THOMAS W. KOHN
President and
Chief Executive Officer
Chemical Bank West

PAUL B. LERG
Retired
Assistant Superintendent
Crawford AuSable Schools

JOHN A. REISNER
President and
Chief Executive Officer
Chemical Bank and Trust
Company

G. JOE SWAIN
Community Bank President

JERRY WALKER
Retired, Jack Millikin, Inc.

STANTON

JOHN BOOKWALTER
President
Bookwalter Motor Sales,
Inc.

DONALD BURNS
President, Montcalm
Community College

GARY COPP
Chairman –
Community Bank Board,
Owner
Carson City Lumber Co.

C. NORMAN CROOKS
Owner
Crooks Farms, Inc.

SUSAN D. DRAPER
Office Manager, Lakeview
Dental Associates, PC

THOMAS W. KOHN
President and
Chief Executive Officer
Chemical Bank West

JAMES R. MILROY
Executive Vice President
Chief Operating Officer and
Secretary, Chemical
Financial Corporation

DAVID B. RAMAKER
President and Chief
Executive Officer, Chemical
Financial Corporation

LLOYD D. SCOBY
Community Bank President

OFFICERS

DAVID B. RAMAKER
Chairman

THOMAS W. KOHN
President and
Chief Executive Officer

COMMUNITY BANK
PRESIDENTS

JAMES B. HINKAMP
KARL W. LINEBAUGH
LLOYD D. SCOBY
G. JOE SWAIN

EXECUTIVE VICE
PRESIDENT

PHILIP R. KEATING

SENIOR VICE PRESIDENTS

KRISTINE E. BOWEN
JAMES C. W. PETERSEN
RANDALL A. SEYMOUR

VICE PRESIDENTS

LAURIE S. ADAMS
DAVID BARKER
DOUGLAS C. BROWN
STEVEN BUERGER
BRUCE COLE
MARK W. FURST
MATTHEW GOBLE
CHERYL A. MOORE
SHARON NIEBRZYDOWSKI
ROXANNE PRINCE
DAVID QUADE
THOMAS W. ROWLAND
JEAN SOUTHWARD
DONNA STRATTON
J. ELAINE SWEENEY
KATHY THAYER
DAVID VALK
MARY WITHERS
BRIAN YOUNGS

ASSISTANT VICE
PRESIDENTS

DELLA BEDNARICK
ELLY BERGHOEF
SHARILYN BOOMS
KENDA DIESON
SANDRA L. EGBERS
TAMMY KERR
KRISTA MARTINY
KAY MEISTER

JEAN A. MISENAR
LORIE MORIARTY
TAMARA L. MOXHAM
KEN OLSON
MIKE PAWLOSKI
JANE A. RANDALL
SUSAN SCHWAGER
DIANE VAN PATTEN
ANDREA M. WEISS
LINDA WOLVERTON
LAURI WOODHULL

ASSISTANT CASHIERS

MARY JO BICKMAN
SARAH S. BOEREMA
LINDA BOLIN
CONNIE COLLAR
JANET CROSS
NORMA DUVALL
JUDY GARNER
JUDY MULDER
KAREN NESBITT
TRACY REITZ
MARY JO SHIVLIE
KIMBERLY SIBURT
MARY K. SUCKOW
COREY A. WEMPLE
CAROL D. WHITE
KAREN YAW

STATE BANK OF CALEDONIA

DIRECTORS

LAWRENCE B. FITCH
President

LORI A. GWIZDALA
Executive Vice President,
Chief Financial Officer and
Treasurer, Chemical
Financial Corporation

THOMAS W. KOHN
President and Chief
Executive Officer
Chemical Bank West

JAMES R. MILROY
Executive Vice President,
Chief Operating Officer and
Secretary, Chemical
Financial Corporation

DAVID B. RAMAKER
President and Chief
Executive Officer
Chemical Financial
Corporation



State Bank of Caledonia

LARRY D. STAUFFER
President
Autowares, Inc.

JAMES E. TOMCZYK
President and Chief
Executive Officer
Chemical Bank Shoreline

THOMAS M. VAN LAAN
Chairman
Van Laan Concrete, Inc.

STEVEN C. WIERSUM
President, Midvilla Inn

OFFICERS

DAVID B. RAMAKER
Chairman

LAWRENCE B. FITCH
President

MICHAEL F. DIMOND
Chief Financial Officer

KAREN L. FRANK
Chief Operating Officer

EXECUTIVE VICE
PRESIDENT

DARLENE J. BILLETT

SENIOR VICE PRESIDENTS

STEPHEN RIDER
RICHARD K. RUSSO

VICE PRESIDENTS

LINDA COMPS-KLINGE
THOMAS A. HOP
THOMAS KRIBS
MARK MACLELLAN
LANNY L. SCOBY
LANCE J. PETERSON

CREDIT OFFICER

RICK J. OTT

ASSISTANT VICE
PRESIDENT

JAMES GLESS

COLLECTIONS,
COMPLIANCE & CRA

MARGARET SNYDER

RETAIL BANKING

BARBARA FREEMAN

CFC FINANCIAL SERVICES, INC. & CFC TITLE SERVICES, INC.

DIRECTORS

JAMES A. CURRIE
Investor

LORI A. GWIZDALA
Executive Vice President,
Chief Financial Officer and
Treasurer, Chemical
Financial Corporation

CLAY MAXWELL
Owner
Maxwell Seed Farms

KENNETH McLAREN
Retired
Insurance Agency Owner

GUY D. MERRIAM
Vice President and Trust
Officer, Chemical Bank and
Trust Company

JAMES R. MILROY
Executive Vice President,
Chief Operating Officer and
Secretary, Chemical
Financial Corporation

ALOYSIUS J. OLIVER
Chairman
Chemical Financial
Corporation

DAVID B. RAMAKER
President and Chief
Executive Officer
Chemical Financial
Corporation

ROBERT S. RATHBUN
Senior Vice President
Chemical Bank and Trust
Company

OFFICERS

DAVID B. RAMAKER
Chairman

JAMES R. MILROY
President

LORI A. GWIZDALA
Treasurer

JOSEPH P. BECK
Vice President
CFC Financial Services, Inc.

CHARLOTTE A. ELMORE
Vice President
CFC Title Services, Inc.

DAVE MAYER
Vice President
CFC Financial Services, Inc.

GUY D. MERRIAM
Secretary

ROBERT S. RATHBUN
Vice President

Corporate DIRECTORS AND OFFICERS



J. Daniel Bernson
President
The Hanson Group

Nancy Bowman
Co-Owner
Bowman & Rogers, PC

James A. Currie
Investor

Michael L. Dow
Investor



Richard Marzke
Chairman and
Chief Executive Officer
Mar Petroleum, Inc.

Terence F. Moore
President and
Chief Executive Officer
MidMichigan Health

Aloysius J. Oliver
Chairman,
Retired President and
Chief Executive Officer,
The Corporation

Frank P. Popoff
Retired Chairman,
President and Chief
Executive Officer
The Dow Chemical
Company



David B. Ramaker
President and Chief
Executive Officer of
the Corporation

Dan L. Smith
Retired,
Former Chairman and
Chief Executive Officer,
Shoreline Financial
Corporation

William S. Stavropoulos
Chairman and Chief
Executive Officer
The Dow Chemical
Company

DIRECTOR EMERITUS

Alan W. Ott

EXECUTIVE OFFICERS

Aloysius J. Oliver
Chairman

David B. Ramaker
President and Chief
Executive Officer

Bruce M. Groom
Executive Vice President
and Senior Trust Officer,
Chemical Bank and
Trust Company

Lori A. Gwizdala
Executive Vice President,
Chief Financial Officer and
Treasurer

Thomas W. Kohn
President and Chief
Executive Officer,
Chemical Bank West

William C. Lauderbach
Executive Vice President and
Senior Investment Officer,
Chemical Bank and Trust
Company

James R. Milroy
Executive Vice President,
Chief Operating Officer and
Secretary

John A. Reisner
President and
Chief Executive Officer,
Chemical Bank and
Trust Company

James E. Tomczyk
President and
Chief Executive Officer,
Chemical Bank Shoreline



EXECUTIVE MANAGEMENT COMMITTEE

FRONT ROW (from left to right): James R. Milroy, Lori A. Gwizdala, David B. Ramaker, John A. Reisner

BACK ROW (from left to right): William C. Lauderbach, James E. Tomczyk, Thomas W. Kohn, Bruce M. Groom

Corporate Information

THE COMPANY

Chemical Financial Corporation is a registered financial holding company headquartered in Midland, Michigan, that operated four bank affiliates with 133 banking offices and two loan production offices in 33 counties located generally across the mid and lower sections of Michigan's lower peninsula as of December 31, 2003. The Corporation's principal operations are conducted by its four bank subsidiaries. The Corporation's subsidiary banks are state banks and offer the full range of services normally associated with commercial banking. The Corporation's lead bank is Chemical Bank and Trust Company, headquartered in Midland, Michigan. Trust services are provided by the lead bank directly to customers of the Corporation's other subsidiary banks through service agreements with each bank.

The Corporation also operates a property and casualty insurance agency and a title insurance agency through separate subsidiaries.

The Corporation serves as controlling shareholder and maintains systems of financial, operational and administrative controls that permit centralized evaluation of subsidiary operations. The Corporation also provides assistance to its subsidiaries in selected functional areas including accounting, operations, marketing, investments, central purchasing, financial planning, internal auditing, loan quality control, training, compliance with regulatory requirements and personnel.

COMMON STOCK

Chemical Financial Corporation common stock trades on The Nasdaq Stock Market® under the symbol CHFC. At December 31, 2003, there were 23,800,684 shares outstanding and approximately 9,800 shareholders.

SIGNIFICANT MARKET MAKERS *(By Volume)*

A.G. Edwards & Sons, Inc.
Alternate Display Facility
Archipelago Exchange
Goldman, Sachs & Co.
Knight Equity Markets, L.P.
Merrill Lynch, Pierce, Fenner & Smith, Inc.
Morgan Stanley & Co., Inc.
National Stock Exchange
Schwab Capital Markets
Stifel, Nicolaus & Company, Inc.

Analysts, investors, shareholders and others seeking financial or general information about the Corporation are invited to contact David B. Ramaker, President and Chief Executive Officer, or Lori A. Gwizdala, Executive Vice President, Chief Financial Officer and Treasurer. Telephone (989) 839-5350.

SHAREHOLDER ASSISTANCE

Inquiries related to shareholder records, change of name, address or ownership of stock, and lost or stolen certificates can be directed to either of the following transfer agents and registrars:

Computershare Investor Services, LLC
2 N. LaSalle Street, P.O. Box A3504
Chicago, Illinois 60602-3504
Telephone: 1-800-942-5909

Chemical Bank and Trust Company
Attention: Co-Transfer Agent
333 East Main Street
Midland, Michigan 48640
Telephone: (989) 839-5236

CHEMICAL INVEST DIRECT

Dividend Reinvestment Program

The Corporation offers a dividend reinvestment program through Computershare Investor Services, LLC, whereby shareholders may reinvest all or some of their Chemical Financial Corporation dividends in additional shares of the Corporation's stock. Information concerning this optional program is available from either of the transfer agents shown above or the Corporate Office of Chemical Financial Corporation, P.O. Box 569, Midland, Michigan 48640-0569. Telephone (989) 839-5350 or via the Corporation website at www.chemicalbankmi.com, "Investor Information."

DIVIDEND DIRECT DEPOSIT

Shareholders of the Corporation may have their dividends deposited into their savings or checking account at any bank that is a member of the National Automated Clearing House system. Information describing this service and an authorization form can be requested from either of the transfer agents shown above or the Corporate Office of Chemical Financial Corporation, P.O. Box 569, Midland, Michigan 48640-0569. Telephone (989) 839-5350.

ANNUAL MEETING

The annual meeting of shareholders will be held at the Midland Center for the Arts, 1801 W. St. Andrews Drive, Midland, Michigan, on Monday, April 19, 2004, at 2:00 P.M.

CORPORATE INFORMATION

Chemical Financial Corporation
333 East Main Street, P.O. Box 569
Midland, Michigan 48640-0569
Telephone: (989) 839-5350, Fax: (989) 839-5255
Internet: www.chemicalbankmi.com

EQUAL OPPORTUNITY EMPLOYER

Chemical Financial Corporation and its subsidiaries are equal opportunity employers.

FORM 10-K

A copy of the Corporation's Annual Report on Form 10-K, including the financial statements and financial statement schedules, as filed with the Securities and Exchange Commission, may be obtained without charge upon written request to Lori A. Gwizdala, Chief Financial Officer of the Corporation, at P.O. Box 569, Midland, Michigan 48640-0569 or via the Corporation website at www.chemicalbankmi.com, "Investor Information."

CHEMICAL FINANCIAL CORPORATION

[illegible] East Main Street
Midland, Michigan 48640-0569
Tel: 989-839-5350 • Fax: 989-839-5255
www.chemicalbankmi.com

